RENREN INC.

1/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

July 22, 2014

VIA EDGAR

Craig Wilson, Sr. Asst. Chief Accountant

Melissa Walsh, Staff Accountant

Mark P. Shuman, Legal Branch Chief

Jan Woo, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed April 29, 2014
File No. 001-35147

Dear Mr. Wilson, Ms. Walsh, Mr. Shuman and Ms. Woo:

This letter sets forth the Company’s response to the comments contained in the letter dated June 24, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Item 4. Information on the Company

B. Business Overview

Regulation

Regulations on Foreign Exchange, page 55

1.                                      You disclose that you expect that after the conversion of the net proceeds from your initial public offering in May 2011 into RMB pursuant to SAFE Circular 142, your use of RMB funds have been, and will be, within the approved business scope of our PRC subsidiaries. Tell us what consideration you gave to updating the status of this approval.

The Company has disclosed its use of the proceeds from its initial public offering up through December 31, 2013, in Item 14 of the 2013 20-F. To the extent any of the use required the Company to remit funds into the PRC, the Company had obtained the necessary approvals. Those uses were all within the approved business scope of the Company’s PRC subsidiaries. Currently, the Company does not have any outstanding applications for approval to convert U.S. dollars into RMB. To the extent that the Company chooses to convert additional U.S. dollars from the proceeds of its initial public offering into RMB for use within China, the Company expects that those uses will also be within the approved business scope of the Company’s PRC subsidiaries. The Company has no plans to convert U.S. dollars into RMB for uses outside the approved business scope of the Company’s PRC subsidiaries.

C. Organizational Structure, page 58

2.                                      We note that the organization chart on page 59 does not reflect some of the subsidiaries, including those that conduct online games and the internet business, on page F-11 of the filing. Please tell us whether any significant amounts of business activities are being conducted through the entities that are not listed and, if so, why they were excluded from the chart. We also note that your description of the contractual arrangements with your consolidated affiliated entities on page 60 does not include a discussion of your arrangements with Jiexi Haohe, which was incorporated in 2013 to conduct the IVAS business. Please advise.

The Company confirms that no significant amounts of business activities are being conducted through the entities that were excluded from the organization chart. Jiexi Haohe was incorporated in 2013 to engage in the Company’s IVAS business, but thus far the Company’s IVAS business has been conducted through Qianxiang Tiancheng. The Company will add a description of its contractual arrangements with Jiexi Haohe in its next following annual report on Form 20-F after that entity has commenced significant amounts of business activities.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 86

3.                                      We note you have chosen to not separately reflect cash flows pertaining to discontinued operations in your statements of cash flows. Tell us what consideration you gave to describing the positive or negative impact that the absence of cash flows from discontinued operations is expected to have on your liquidity and capital resources and to providing an indication of the amount of cash flows from discontinued operations in each of the periods presented. In your response, please address your consideration of the disclosures required under Item 5.B and D of Form 20-F.

As disclosed in Notes 4 and 5 to the consolidated financial statements, the Company deconsolidated the financial statements of Nuomi Holdings Inc. and its subsidiaries (“Nuomi”) and Beijing Qingting Technology Development Co. Ltd. (“Qingting”) from the Company’s consolidated financial statements and treated the operations of Nuomi and Qingting as discontinued operations for the year ended December 31, 2013.

In each periods presented, Nuomi and Qingting experienced operating loss and net loss. To fund their daily operations, the Company provided an intercompany interest-free loan to each of Nuomi and Qingting. After the deconsolidation, Nuomi and Qingting are no longer a drain on the Company’s consolidated cash flow. The Company considers that the absence of cash flows pertaining to the discontinued operations is not expected to have negative impact on the Company’s liquidity and capital resources. Meanwhile, the positive impact on the Company’s liquidity and capital resources provided by the absence of cash flows pertaining to the discontinued operations is considered limited and is not expected to affect our 2013 20-F users’ decision making.

Notes to the Consolidated Financial Statements

Note 1. Organization and Principal Activities

The VIE Arrangements, page F-12

4.                                      You indicate that the extension of the term of the intellectual property license agreements is subject to consent by both parties. Since this provision requires the VIEs’ approval for contract renewal upon expiration, please provide your analysis of how you considered whether this right represents, in substance, a kick-out right for these contracts. That is, explain whether the renewal rights essentially give the VIEs the unilateral ability to remove the WFOEs, giving the VIE the power to direct the activities of variable interest entity that most significantly impact the entity’s economic performance. Refer to ASC 810-10-25-38C.

The Company respectfully advises the Staff that although consent by both parties is required to extend the term of the intellectual property license agreements, the possibility that the VIEs will refuse to consent is remote due to the effective control the WFOEs have over the VIEs according to the other agreements between the WFOEs and the VIEs. The Company believes that the relevant WFOE has effective control over the respective VIE and its nominee shareholders in connection with contract renewal as well as the substantive kick-out rights. The business operations agreement, powers of attorney and equity option agreement ensures that the VIE will act as instructed by the WFOE, including the extension of the intellectual property license agreements if requested by the WFOE.

The business operation agreements, entered into by and among the VIEs, WFOEs and nominee shareholders of the VIEs, provide that (i) only the personnel designated by the relevant WFOE may be appointed to the board of directors of the respective VIE; (ii) the relevant VIE and its nominee shareholders agree to accept and strictly perform the proposals provided by the respective WFOE in respect of the employment and dismissal of the VIE’s employees, its daily business management and financial management and (iii) the relevant VIE is not entitled to change or dismiss any of its directors or to dismiss or replace any of its senior management members without the written consent by the respective WFOE.

In addition, pursuant to the power of attorney executed by the nominee shareholders of the VIEs, the WFOEs or the personnel designated by WFOEs are authorized to act on behalf of the VIEs’ nominee shareholders on all VIE matters that are subject to shareholder approval. According to the equity pledge agreements, the nominee shareholders have pledged their equity interest in the respective VIE to the relevant

WFOE, and therefore cannot sell, assign, transfer or pledge their equity interest to any third party without the prior approval from the WFOEs.

Therefore, despite the mutual consent requirement to extend the term of the intellectual property license agreements, pursuant to the business operation agreements and power of attorney, the Company, through the WFOEs, has the power to direct the VIEs to consent to the term extension.

5.                                      We note your disclose on page F-18 of the total current and non-current assets and liabilities of the VIEs. Tell us what consideration you gave to expanding your disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOEs for accrued service fees. In addition, you should describe the recognized and unrecognized revenue-producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. In addition, you should disclose how your involvement with the VIEs affects your cash flows. Refer to ASC 810-10-50-2AA.d, 50-3.bb and 50-5A.d.

The Company respectfully advises the Staff that the balance of the amount payable by the VIEs and their subsidiaries to the WFOEs related to the service fees was nil as of December 31, 2011, 2012 and 2013, respectively. Except for Shanghai Renren Games Technology Development Co., Ltd. (“Renren Games”)  in the year ended December 31, 2013, the other VIEs incurred significant losses from their operations in years ended December 31, 2011, 2012 and 2013, respectively. To provide adequate financial support to those VIEs for their daily operation, the WFOEs waived the service fees payable by the VIEs under the exclusive technical and service agreements. As for Renren Games, even though it achieved net profit in the year ended December 31, 2013, due to the ongoing restructuring since the fourth quarter of 2013 and the increase in its investment in research and development as a response to intense competition, the WFOEs waived the service fees payable by Renren Games in 2013 under the exclusive technical service agreements in order to improve its liquidity. The Company continuously monitors the financial situation of Renren Games and plans to resume service fees collection starting from the second quarter of 2014.

The Company further advises the Staff that, in its future Form 20-F, it proposes to provide additional disclosure in the section corresponding to Note 1 to the consolidated financial statements currently on page F-18 of the 2013 20-F as follows to expand the VIE disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis:

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries. As of the fiscal year-end on each of December 31, 2013 and 2014, the balance of the amount payable by the VIEs and their subsidiaries to the WFOEs related to the service fees were nil and $       million, respectively and was eliminated upon consolidation.

	As of 31/12/2013	As of 31/12/2014
	$,000	$,000
Cash and cash equivalents	25,710
Accounts and notes receivable, net	15,930
Prepaid expenses and other current assets	21,522
Amounts due from related parties	62,064
Deferred tax asset - current	628
Total current assets	125,854
Property and equipment, net	17,535
Intangible assets, net	1,966
Goodwill	757
Long-term investment	2,648
Deferred tax asset - non-current	7,598
Other non-current assets	5,977
Total assets	162,335

Accounts payable	9,002
Accrued expenses and other payables	29,463
Amounts due to related parties	178
Deferred revenue and advance from customers	8,003
Income tax payable	2,066
Total current liabilities	48,712

Other long-term liabilities	156
Total non-current liabilities	156
Total liabilities	48,868

In addition, as disclosed in Note 1 to the consolidated financial statements for the year ended December 31, 2013, the net revenue earned by the Company through its VIEs was approximately $152 million, which accounted for approximately 97.2% of the Company’s total net revenue. The VIEs hold domain names, trade mark and various licenses, including value-added telecommunications business operating license, ICP license, BBS Permits and Audio/Video Program Transmission License, etc., upon which the Company’s business depends. A substantial majority of the Company’s employees that provide the Company’s services are hired by the VIEs, and the VIEs lease a substantial majority of the properties where the Company’s services are delivered. In addition, as disclosed in Note 1 to the consolidated financial statements for the year ended December 31, 2013, the VIEs and the VIEs’ subsidiaries contributed approximately $11.8 million operating cash inflow to the Company, which had approximately $73.0 million operating cash outflow in total. In addition, since the Company operates its primary business through the VIEs, the involvement with the VIEs affects the Company’s consolidated cash flows in a certain degree.

Note 10. Long-Term Investments, page F-47

6.                                      Tell us what consideration you gave to disclosing the amount of equity in undistributed earnings of equity method investments for each of the years presented. Refer to Rule 4-08(e)(2) of Regulation S-X.

The disclosures required by Rule 4-08(e)(2) of Regulation S-X are the amount of consolidated retained earnings of the Company’s equity method investments.

The Company confirms that except Japan Macro Opportunities Offshore Partners, LP (“JMOOP”), all of its equity method investees incurred losses and have accumulated deficits in each of the years presented.

JMOOP is a limited partnership that focuses on generating return for its partners through investments in the Japanese foreign currency exchange and credit markets. The Company invested in this partnership for treasury purposes and accounted it as an equity method investment. JMOOP reports the fair market value of the investment securities owned by the Company’s investment tranche on a monthly basis, and the Company recognizes any appreciation or depreciation on its investment in JMOOP based on such valuation reports. Due to the nature of the investment and the Company’s accounting treatment of its investment in JMOOP, the concept of undistributed earnings is not applicable to JMOOP.

7.                                      Tell us what consideration you gave to disclosing your percentage of equity ownership in JMOOP for each of the years presented. Refer to ASC 323-10-50-3(a)(1). In addition, please explain to us how you compute your share of JMOOP’s loss/gain for each of the years.

As disclosed in Note 10 to the consolidated financial statements for the year ended December 31, 2013, the total initial capital contribution by the Company to JMOOP was $40 million and the carrying amount of equity investment in JMOOP was approximately $48 million, which accounted for approximately 15.5% of the total partners’ capital as of December 31, 2013. Therefore, the Company believes its influence over the partnership’s operating and financial policies was more than minor pursuant to EITF Topic No. D-46 and accordingly the equity method accounting was applied.

However, the Company is practically unable to track its percentage ownership in the partnership’s capital. JMOOP is in the form of limited partnership, but it is essentially a hedge fund and the general partner is the fund manager. Once the general partner and a prospective investor agreed on the terms and investment objectives, the investor will subscribe for the agreed amount and became a limited partner of JMOOP. The general partner will create a new tranche within the fund for the new limited partner’s monies, and commence the investing activities for this tranche. There is no restriction on the maximum size of JMOOP. The general partner is not required to obtain existing partners’ consents for or notify the existing partners of the addition of new investors into the fund.

The Company respectfully advises the Staff to refer to its response to comment 6 for the method the Company employs to compute its share of JMOOP’s loss or gain.

Exhibits 15.2 and 15.3

8.                                      The exhibits signed by TransAsia Lawyers and Maples and Calder should consent to the incorporation by reference of their names and the summarizations of their opinions into the Form S-8 (File No. 333-177366) that was filed on October 18, 2011.

The Staff’s comment is duly noted. The Company respectfully submits that it believes that the opinion of counsel that is required to be filed as an exhibit to the registration statement on Form S-8 pursuant to Item 601 of Regulation S-K has been filed as Exhibit 5.1 to the Company’s Form S-8 (File No. 333-177366) filed on October 18, 2011. Although the Company voluntarily filed the consents signed by TransAsia Lawyers and Maples and Calder as their respective names were referred in relevant sections of the 2013 20-F, these firms’ consents are neither required by Form 20-F nor by Form S-8. It is the Company’s view that incorporation by reference is not meant to impose an additional consent requirement beyond what is required by the document being incorporated by reference. Therefore, the Company believes that TransAsia Lawyers and Maples and Calder do not need to consent to the incorporation by reference of their names and the summarization of their opinions into the Form S-8.

*              *              *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891.

Very truly yours,

/s/ Hui Huang
Hui Huang
Chief Financial Officer

cc:                                Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP